Filed by BSB Bancorp, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

And deemed filed pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: BSB Bancorp, Inc.

Commission File No. 001-35309

Belmont Savings Bank

Colleague Talking Points

What is happening?

People’s United Bank will acquire BSB Bancorp, Inc. (NASDAQ: BLMT), which is the holding company for Belmont Savings Bank, a state-chartered savings bank headquartered in Belmont, Massachusetts.

Belmont Savings will be operating business as usual through the closing which is currently anticipated to be in second quarter of 2019, pending regulatory approval.

Who is People’s United Bank? (www.peoples.com)

People’s United Bank, N.A. is a subsidiary of People’s United Financial, Inc. (NASDAQ: PBCT), a diversified financial services company with $47 billion in assets. People’s United Bank, founded in 1842, is a premier, community-based, regional bank in the Northeast offering commercial and retail banking, as well as wealth management and insurance services through a network of over 400 retail locations in Connecticut, New York, Massachusetts, Vermont, New Hampshire and Maine.

People’s United has approximately 5,900 employees. Strong, stable, and growing, People’s United closely aligns with Belmont Savings Bank’s values, an important component of this transition for our employees and customers. It also provides seven-day-a-week Stop & Shop branch locations in Connecticut and New York.

People’s United was named to Forbes list of “America’s Best Employers” 2018. In addition, since 2009 Greenwich Associates has granted People’s United 35 awards for Excellence in Middle Market Banking and Small Business Banking, including five national and two regional Excellence Awards in 2016.

Why is this happening?

As you know the current banking environment we find ourselves in can be challenging, especially for smaller banks. Factors such as Intensifying competition for loans, higher deposit funding costs and an increasing regulatory burden are among the many reasons why a merger with a larger, regional bank is a beneficial move for both employees of the bank and our customers. This merger will enable us to expand our product and service offerings to customers, improve access to capital, mobile and digital capabilities and enable us to continue to serve our communities through an expanded branch network.

Will any branches be closing as a result?

There are no plans to close any branches.

What do I tell customers?

Customer facing business lines will be receiving specific talking points from their manager. In general, this merger is good for customers because:

People’s United founded in 1842, is a premier, community-based, regional bank in the Northeast offering commercial and retail banking, as well as offering wealth management and insurance services to its customers. They have a network of over 400 retail locations in Connecticut, New York, Massachusetts, Vermont, New Hampshire and Maine.

People’s United is a stable, well respected bank in our New England Region. They were named to Forbes 2018 list of “America’s Best Employers.”

People’s United will enable us to provide better technology and enhanced products and services for consumers and businesses.

What will the advantage of the acquisition be for the customer?

People’s United Bank is a strong, stable, highly regarded brand with a rich 176-year history.

Customers will benefit from their broader array of and commercial and retail products, enhanced access to technology and digital capabilities, as well access to over 400 retail locations throughout New England.

Foundation/Philanthropy

Community partnership and philanthropy is extremely important to People’s United. The Bank and its Foundation have provided over $8 Million dollars annually to programs and services that enhance the quality of life in the neighborhoods they serve and they will continue to do so in our markets.

In addition, the Belmont Savings Foundation will remain independent and continue to operate after the Peoples United acquisition. The Belmont Savings Foundation has already donated over $1M to organizations in the current bank communities of Belmont, Watertown, Waltham, Newton and Cambridge.

If you receive any press inquiries, please do not engage at all, simply refer all press inquiries to Hal Tovin, EVP, Chief Operating Officer at x1522.Customer inquiries you cannot answer should also be forwarded to Hal.